

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
INDUSTRIA SEARCH CAPITAL LLC

This Amended and Restated Limited Liability Company Agreement (this "Agreement") is entered as of June 27, 2022 by and among Industria Search Capital LLC, a Delaware limited liability company (the "LLC"), and the persons identified as the Members on Schedule 1 attached hereto (such persons and their respective successors being hereinafter referred to individually as a "Member", or collectively as the "Members").

WHEREAS, the LLC is sponsored by NCA (North America) Inc., a Delaware corporation ("NCA NA"), together with its parent and affiliate Novastone Capital Advisors GmbH, a Swiss corporation ("NCA GmbH", with NCA NA and NCA GmbH collectively referred to as "NCA"), and Adam Salmen ("Searcher") pursuant to NCA's Entrepreneurship Through Acquisition program, for the purposes set forth in Section 1.4.

WHEREAS, pursuant to the terms of those certain subscription agreements (each, a "Subscription Agreement" and collectively, the "Subscription Agreements") dated on or about the date hereof, by and among the LLC and certain Members (each, an "Investor" and collectively, the "Investors"), each Investor has agreed to acquire, effective as of the date of this Agreement, the number of Preferred Units and invested the amount (the "Investment Amount") set forth opposite its name on Schedule 1.

WHEREAS, the Members desire to amend and restate the LLC's existing Limited Liability Company Agreement, dated as of June 16, 2022, with this Agreement which, among other things, provides for the issuance of Units (as defined in Section 2.2), the governance of the LLC, and the conduct of the business and affairs of the LLC, and specifies the relative rights and obligations of the Members.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1
ORGANIZATION AND POWERS

Section 1.1   Formation of the LLC The LLC has been formed by the filing of its Certificate of Formation (as the same may be amended, the "Certificate") with the Delaware Secretary of State on May 15, 2022 ("Formation Date") pursuant to the Delaware Limited Liability Company Act (as amended from time to time, the "Act"). The registered agent and registered office of the LLC in Delaware initially shall be United Corporate Services, Inc., 874 Walker Road, Suite C, Dover, Delaware 19904. The Certificate of Formation may be restated by a Director (as defined in Section 3.3), with the approval of the Board of Directors of the LLC (the "Board"), as provided in the Act, or amended by a Director to update the address of the registered office of the LLC in Delaware or the name and address of its registered agent in Delaware or to make corrections required by the Act.

Section 1.2   Principal Place of Business The principal office and place of business of the LLC shall be 3202 Chase Drive, Fort Collins, Colorado 80525, USA. The Board may change the principal office or place of business of the LLC at any time and may cause the LLC to establish other offices or places of business in various jurisdictions and appoint agents for service of process in such jurisdictions.



Section 1.3   Fiscal Year The fiscal year of the LLC shall be the calendar year unless a different fiscal year is designated by the Board (the "Fiscal Year") or required under the Internal Revenue Code of 1986, as amended (the "Code").

Section 1.4   Purposes and Powers The principal business activity and purpose of the LLC initially shall be to identify acquisition and investment opportunities for the LLC and its Members. The LLC shall have authority to engage in any other lawful business, purpose or activity permitted by the Act, and it shall possess and may exercise all of the powers and privileges granted by the Act or which may be exercised by any person, together with any powers incidental thereto, so far as such powers or privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the LLC.

ARTICLE 2
MEMBERS AND UNITS

Section 2.1   Members The initial Members of the LLC and their addresses shall be listed on Schedule 1, which shall be amended from time to time to reflect the admission of additional Members, and the withdrawal of Members, as applicable, pursuant to this Agreement. The Members shall constitute a single class or group of members of the LLC for all purposes of the Act, unless otherwise explicitly provided herein. NCA NA shall notify the Members of changes in Schedule 1 which shall constitute the record list of the Members for all purposes of this Agreement and NCA NA shall provide a copy of Schedule 1 to any Member upon request.

Section 2.2   Units The Members shall have no interest in the LLC other than the interest conferred by this Agreement representing, with respect to any Member at any particular time, that Member's Units. Every Member by virtue of having become a Member shall be held to have expressly assented and agreed to the terms hereof, and to have become a party hereto. Ownership of a Unit shall not entitle a member to any title in or to the whole or any part of the property of the LLC or right to call for a partition or division of the same or for an accounting. The LLC is authorized to have one class of interests ("Units"), designated as Preferred Units ("Preferred Units"). The LLC is authorized to issue up to Sixteen (16) initial Preferred Units which shall consist of Fifteen (15) Units for subscription by third party investors ("Investor Units") and One (1) Unit for subscription by the Searcher or an affiliate of the Searcher (the "Searcher Unit"), which will have the right to a value step-up along with other Units, but, notwithstanding anything to the contrary set forth in this Agreement, will not have any voting rights except as required under Delaware law, or any preemptive or other right or option to participate in the proportion to their participation in the capital for a target company acquisition, directly or indirectly. The Board has the exclusive authority to issue Units up to the authorized amount. Notwithstanding the foregoing, it is understood and agreed that upon closing of the Acquisition, NCA (or its employees) and the Searcher will be entitled to common shares, common units, profits interest or such other issuance of equity in the LLC, acquisition target, or other applicable investment vehicle as is deemed appropriate and desirable by the Board to effect the carried interest allocations reflected in NCA's Entrepreneurship Through Acquisition program as incentive shares for the Searcher and NCA as further detailed in Exhibit B.

Section 2.3   Action by Members and Voting.

(a)   No annual meeting of Members is required to be held. Any action required or permitted to be taken at any meeting of Members may be taken without a meeting if one or more written consents to such action are signed by Members holding the number of Units required to approve the action being taken. Such written consents shall be delivered to the Company at its principal address or such other address it may provide for such purpose and, unless otherwise specified, shall be effective on the date when the first consent is so delivered. The Directors shall give prompt notice to all Members who did not consent to any action taken by written consent of Members without a meeting. Unless otherwise required by the Act or specified elsewhere



in this Agreement, all actions, approvals and consents to be taken or given by the Members under the Act, this Agreement or otherwise shall require the affirmative vote or the written consent of the Board.

(b)   Notwithstanding anything to the contrary set forth elsewhere in this Agreement or the Act, the following shall require the affirmative consent of the holders of a majority of interest of the Investor Units: (i) removal of the Searcher, (ii) waiver of any non-competition or exclusivity provision applicable to the Searcher, (iii) the approval of any extension of the Search Phase set forth in the Private Placement Memorandum appended as Exhibit C (the "PPM"), provided that the Search Phase shall not be extended by more than six months to a maximum of thirty months, and any other matters deemed necessary.

(c)   Notwithstanding anything to the contrary set forth elsewhere in this Agreement or the Act, no Acquisition shall be effected unless (i) Members holding at least 60% of the Investor Units elect to invest in the Acquisition and (ii) at least 70% of the total equity required for the Acquisition is invested by Members holding Investor Units.

Section 2.4   Limitation of Liability of MembersExcept as otherwise provided in the Act, no Member of the LLC shall be obligated personally for any debt, obligation or liability of the LLC or of any other Member, whether arising in contract, tort or otherwise, solely by reason of being a Member of the LLC. Except as otherwise provided in the Act, by law or expressly in this Agreement, no Member shall have any fiduciary or other duty to another Member with respect to the business and affairs of the LLC, and no Member shall be liable to the LLC or any other Member for acting in good faith reliance upon the provisions of this Agreement. No Member shall have any responsibility to restore any negative balance in its Capital Account (as defined in Section 5.1) or to contribute to or in respect of the liabilities or obligations of the LLC or return distributions made by the LLC except as required by the Act or other applicable law; provided, however, that Members are responsible for their failure to make required Capital Contributions (as defined in Section 5.2). The failure of the LLC to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Agreement or the Act shall not be grounds for making its Members, Directors, managers, or Officers responsible for any liability of the LLC.

Section 2.5   AuthorityUnless specifically authorized by the Board, a Member that is not also a Director shall not be an agent of the LLC or have any right, power or authority to act for or to bind the LLC or to undertake or assume any obligation or responsibility of the LLC or of any other Member.

Section 2.6   No Right to Withdraw; AppraisalExcept as set forth in Article 7 with respect to Transfers (as defined in Section 7.1) of Units, no Member shall have any right to resign or withdraw from the LLC without the consent of the Board and the holders of a majority of the outstanding Preferred Units (a "Holder Majority"). No Member shall have any right to receive any distribution or the repayment of its Capital Contribution, except as provided in Article 6 and Article 8. No Member shall have any right to have its interest in the LLC appraised and paid out under the circumstances provided in Section 18-210 of the Act, or under any other circumstances.

Section 2.7   Rights to Information; Financial Statements; Inspection.

(a)   Members shall have the right to receive from NCA NA , if any, upon written request a copy of the Certificate and of this Agreement, as amended from time to time, and such other information regarding the LLC as is required by the Act, subject to reasonable conditions and standards established by the Board as permitted by the Act, which may include, without limitation, withholding of, or restrictions on, the use of confidential information, including, without limitation, as set forth in Section 2.8.

(b)   The LLC shall furnish to each Investor, within 90 days after the end of each Fiscal Year, a consolidated balance sheet of the LLC and its direct or indirect subsidiaries ("Subsidiaries"), if any, as of the



end of such Fiscal Year and the related consolidated statements of income, member equity and cash flows for the Fiscal Year then ended, prepared in accordance with generally accepted accounting principles ("GAAP"), each of which shall be unaudited unless otherwise determined by the Board.

(c)   The LLC shall permit and cause each of its Subsidiaries to permit the Investors and such persons as such Investor may designate, at such Investor's expense, to visit and inspect any of the properties of the LLC and its Subsidiaries, examine their books and take copies and extracts therefrom, discuss the affairs, finances and accounts of the LLC and its Subsidiaries with their officers, employees and public accountants (and the LLC hereby authorizes said accountants to discuss with such Investor and such designees such affairs, finances and accounts), and consult with and advise the management of the LLC and its subsidiaries as to their affairs, finances and accounts, all at reasonable times and upon reasonable notice during normal business hours in each case, subject to the terms and condition of Section 2.8.

Section 2.8   Confidentiality. As used herein, "Confidential Information" means all confidential or proprietary information about the LLC, its direct and indirect subsidiaries or any of their respective affiliates and businesses, including, without limitation, financial statements, reports, and this Agreement, and any confidential or proprietary information about the LLC, its subsidiaries or any of their respective businesses to which a Member is provided access (including, without limitation, information about potential acquisition and/or investment targets). Each Member agrees to use such Confidential Information solely for purposes reasonably related to such Member's investment in the LLC, and to maintain all Confidential Information in the strictest confidence and not to disclose Confidential Information to any person or party other than its fiduciaries, agents or advisors who are subject to obligations of confidentiality at least as restrictive with respect to disclosure and use as the provisions of this Section 2.8. Each Member also may disclose Confidential Information to the extent necessary in order to comply with any law, order, regulation, ruling or governmental request applicable to such Member. A Member's obligation hereunder shall not apply to any Confidential Information that becomes publicly available through no fault or act of the Member or the disclosure of which is required by a court or governmental authority or otherwise required by law.

ARTICLE 3
BOARD AND MANAGEMENT

Section 3.1   Board.

(a)   The Board shall consist of two persons (the "Directors") nominated by a Holder Majority, provided that the Directors initially shall be the Searcher and NCA NA or its designee (collectively, the "Initial Directors"). Each Initial Director shall serve until the earlier of his or her death, Disability, removal in accordance with Section 3.2, or resignation. Each Member with voting rights agrees to vote all of its Units at each election of Directors in favor of the persons nominated by a Holder Majority. Each Director is deemed to be a manager of the LLC; provided, however, that any action to be taken by the Directors as managers of the LLC shall be taken by the Board only as provided herein and the Board itself shall have all of the rights, powers and obligations of a "manager" of the LLC as provided in the Act and as otherwise provided by law. Prior to the consummation of the Acquisition, NCA NA or its designee shall be deemed to hold the role of "Chair" and, as such, shall be deemed to control in the event of deadlock between the Initial Directors on matters requiring a vote of the Directors.

(b)   Each Director shall be entitled to reimbursement for out-of-pocket expenses incurred in managing and conducting the business and affairs of the LLC.

(c)   NCA NA shall perform the specific duties for the LLC set forth in Exhibit A-1 and shall receive a Program Fee in the amount of US$65,000 and a Data, Marketing and License fee in the amount of



US$10,000 on or about the date of this Agreement, and a service fee in the amount of US$130,000 payable in eight quarterly installments in advance, of US$16,250 beginning promptly after execution of this Agreement and funding of the Search Capital, and continuing quarterly thereafter on each November 1, February 1, May 1, and August 1 until the entire service fee has been paid. However, should the Acquisition be consummated before all eight service fee payments are made to NCA NA, a final installment of the unpaid balance of the above service fee shall be paid to NCA NA at closing of the Acquisition. Following the Acquisition, NCA NA shall provide support and advisory services through exit of the Target Company and shall be entitled to both a monthly retainer in the amount of US$2,500 as part of the operating budget and a carried interest as contemplated by and detailed in the PPM.

(d)   The Searcher shall perform the specific duties for the LLC set forth in Exhibit A-2 or as are otherwise described in the PPM. The Searcher shall receive a fee at the rate of US$150,00 per year paid equally on a quarterly basis in advance on the same dates as NCA NA is paid its service fee, such fee to terminate after 8 quarters unless the Searcher requests an extension, and the extension is approved by the Members. Upon acquisition of the Target Company, any excess of the budget Part A as described in the PPM should be used as follows:

(i)   Cover all transaction expenses (including but not limited to any river guide or brokerage fees that would have to be paid by the buyer or cash that should be used for buying out non-participating search investors);

(ii)   Cover all due diligence expenses related to the acquisition of the Target Company; and

(iii)   If after the payment of the transaction expenses and due diligence mentioned before there is any amount left, such amount will be granted to the Searcher with the sole purpose of acquiring preferred shares in the Target Company.

(e)   Should the Searcher leave or is removed from NCA ETA program, the net balance of the Search Capital, plus any compensation reimbursed by the Searcher, will be returned pro-rata to each investor as soon as practical.

Section 3.2   Removal; VacanciesUpon the request of a Holder Majority, each Member with voting rights agrees to vote all of its Units for the removal of a Director, and for the election to the Board of a substitute designated by a Holder Majority in accordance with the provisions hereof. Each Member further agrees to vote all of its Units in such manner as shall be necessary or appropriate to ensure that any vacancy on the Board occurring for any reason shall be filled only in accordance with the provision of this Article 3.

Section 3.3   Officers The business of the LLC shall be managed under the direction of the Board (and the Board shall be deemed to be the manager of the LLC as set forth in Section 3.1 hereof) who may exercise all the powers of the LLC, except as provided by law, resolution or this Agreement. The Board shall have the discretion to determine the duties of officers of the LLC. As of the date of this Agreement, the Board has not designated officers, but may do so in the future. Management of the LLC shall be the full-time business activity of the Searcher, subject to Section 4.2.

Section 3.4   Limitation of Liability of Directors and OfficersNo Director or Officer shall be obligated personally for any debt, obligation or liability of the LLC or of any Member, whether arising in contract, tort or otherwise, solely by reason of being or acting as a Director or Officer of the LLC. No Director or Officer shall be personally liable to the LLC or to its Members for acting in good faith reliance upon the provisions of this Agreement, or for breach of any fiduciary or other duty that does not involve (i) a breach of the duty of loyalty to the LLC or its Members, (ii) acts or omissions not in good faith or intentional



misconduct or a knowing violation of law; or (iii) a transaction from which the Director or Officer derived an improper personal benefit.

Section 3.5   Indemnification.

(a)   Except as limited by law and subject to the provisions of this Article 3, the LLC shall indemnify each Indemnified Party against all expenses incurred by them in connection with any proceeding in which an Indemnified Party is involved as a result of serving in such capacity, except that no indemnification shall be provided for an Indemnified Party regarding any matter as to which it shall be finally determined (i) that said Indemnified Party did not act in good faith and in the reasonable belief that such Indemnified Party's action was in the best interests of the LLC, or (ii) with respect to a criminal matter, that said Indemnified Party had reasonable cause to believe that such Indemnified Party's conduct was unlawful. "Indemnified Party" includes (i) a person serving as an Officer of the LLC or in a similar executive capacity appointed by the Board and exercising rights and duties delegated by the Board, (ii) a person serving at the request of the LLC as a director, manager, officer, employee or other agent of another organization, (iii) any person who formerly served in any of the foregoing capacities, and (iv) each Director and its affiliates.

(b)   The LLC hereby acknowledges that certain Members (the "Fund Indemnitees") may have certain rights to indemnification, advancement of expenses and/or insurance provided by an investment firm of which they are a partner, director, officer or manager or such firm's respective affiliated investment funds or management companies (collectively, the "Fund Indemnitors"). The LLC hereby agrees (i) that it is the indemnitor of first resort (i.e. its obligations to the Fund Indemnitees are primary, and any obligations of the Fund Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Fund Indemnitees are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by the Fund Indemnitees and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement (or any other agreement between the LLC and the Fund Indemnitees), without regard to any rights that the Fund Indemnitees may have against the Fund Indemnitors, and, (iii) that it irrevocably waives, relinquishes and releases the Fund Indemnitors from any and all claims against the Fund Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The LLC further agrees that no advancement or payment by the Fund Indemnitors on behalf of the Fund Indemnitees with respect to any claim for which the Fund Indemnitees have sought indemnification from the LLC shall affect the foregoing and the Fund Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Funds Indemnitees against the LLC. The LLC and the Fund Indemnitees agree that the Fund Indemnitors are express third party beneficiaries of the terms of this Section 3.5(b).

ARTICLE 4
CONFLICTS OF INTEREST

Section 4.1   Transactions with Interested PersonsUnless entered into in bad faith, no contract or transaction between the LLC and one or more of its Officers, Directors (or affiliate thereof) or Members, or between the LLC and any other corporation, partnership, association or other organization in which one or more of its Officers, Directors (or affiliate thereof) or Members have a financial interest or are directors, partners, managers or officers, that satisfies the conditions below shall be voidable solely for this reason or solely because said Officer, Director (or affiliate thereof) or Member was present or participated in the authorization of such contract or transaction. No Officer, Director (or affiliate thereof) or Member interested in such contract or transaction, because of such interest, shall be considered to be in breach of this Agreement or liable to the LLC, any Officer, Director (or affiliate thereof) or Member, or any other person or organization for any loss or expense incurred by reason of such contract or transaction or shall be accountable for any gain



or profit realized from such contract or transaction. A contract or transaction satisfies the provisions of this Section 4.1 if: (a) the material facts as to the relationship or interest of said Officer, Director (or affiliate thereof) or Member and as to the contract or transaction were disclosed or known to the Directors or Members and the contract or transaction was authorized by the disinterested Members or Directors; and (b) the contract or transaction was fair to the LLC as of the time it was authorized, approved or ratified by the disinterested Members or Directors.

Section 4.2   Outside Businesses Any Member or Director other than the Searcher, unless also an employee of the LLC or its Subsidiaries, may engage or have an interest in other business ventures which are similar to or competitive with the business of the LLC, and the pursuit of such ventures, even if competitive, shall not be deemed wrongful or improper or give the LLC, its Officers or other Members any rights with respect thereto. No Member or Director other than the Searcher, unless also an employee of the LLC or its Subsidiaries, shall be obligated to present an investment opportunity to the LLC even if it is similar to or competitive with the business of the LLC, and such Member or Director shall have a right to take for its own account or recommend to others any such investment opportunity. Prior Board approval shall be required for the involvement of the Searcher, officer or other employee of the LLC or its Subsidiaries in any potentially competitive outside business activities. Except with prior written consent of a Holder Majority, Searcher hereby agrees to (a) use best efforts to promote the interests of the LLC and to identify investment opportunities for the LLC and its affiliates and shall devote Searcher's full business time and efforts to the performance of Searcher's duties, services and responsibilities hereunder, and (b) not to engage in any other activity which would reasonably be expected to interfere with the performance of Searcher's duties, services and responsibilities hereunder. For the avoidance of doubt, notwithstanding anything herein to the contrary other than final sentence of this Section 4.2, the Searcher hereby agrees and acknowledges that all investment opportunities and other work-product of the Searcher or any other employee of the LLC while acting in the capacity as employees or representatives of the LLC or otherwise developed whether directly or indirectly using the assets of the LLC are the sole property of the LLC. In furtherance of the foregoing, it is acknowledged and agreed that the Members have financed the LLC and selected the Searcher to develop investment opportunities for the LLC that the Searcher believes in good faith reasonably satisfy the criteria described in the PPM with the objective that once such an investment opportunity is discovered, the Members will have the right (but not the requirement) to provide all of the equity financing required for such investment opportunity pursuant to their rights contained in Section 9.7 hereof. Accordingly, without the prior written consent of a Holder Majority, the Searcher (i) shall not actively seek any outside equity financing for the LLC without first complying with the provisions of Section 9.7, and (ii) shall not disclose any confidential, sensitive or proprietary information regarding an investment opportunity to any third party (other than the LLC's attorneys, accountants, financial advisors and consultants who are bound by customary confidentiality and non-disclosure restrictions with respect to such information). Notwithstanding anything to the contrary in this Section 4.2 or elsewhere in this Agreement, the Searcher and the Members agree that (a) upon Searcher definitively passing on any specific investment opportunity, such investment opportunity and the LLC's related work-product automatically will transfer to NCA and (b) upon the LLC closing an Acquisition, all of the LLC's investment opportunities (other than any directly relating to the Target Company) and the LLC's related work-product automatically will transfer to NCA.

Section 4.3   Certain Breaches Notwithstanding anything to the contrary set forth herein and in the Act and other rights and remedies that may be available, it is understood and agreed that the following breach provisions and remedies shall apply to breaches under this Article 4 after written notice and opportunity to cure, in any case, with the breaching party indemnifying the other parties for damages caused:

(a)   If the Searcher pursues, attempts to pursue or consummates an Acquisition or other investment opportunity identified by the LLC, other than through the LLC at any time during the 36 month period starting at the later of closing the Search Capital or the initiation of the Search Period, the Searcher shall be required to pay to the LLC liquidated damages in the amount of 150% of the Search Capital; and for any



other material breach by the Searcher (including abandoning the search), the Searcher shall be required to pay to the LLC liquidated damages of 50% of the total remuneration received by the Searcher during participation in NCA ETA program provided, however, that liquidated damages are not required to be paid for abandoning the search in the case of the Searcher's death or Disability. For the purposes of this paragraph, "Disability" shall mean any accident, sickness, incapacity, or other major physical or mental illness that prevents the Searcher from performing substantially all the Searcher's duties for ninety (90) consecutive days as determined in good faith by the Board. Searcher shall only be deemed to have abandoned the search or in material breach of Searcher's duties if (i) Searcher notifies NCA NA on behalf of the LLC that Searcher has abandoned the search, or (ii) Searcher fails to perform material duties set forth in Exhibit A-2 and fails to cure such default within 10 days of receipt of notice thereof from NCA NA on behalf of the LLC.

(b)   If any Member (other than the Searcher) pursues, attempts to pursue or consummates outside the LLC an investment opportunity identified by the LLC, this shall be deemed a breach of this Article 4, and such breaching party shall be required to pay to the LLC liquidated damages in the amount of 150% of the Search Capital; provided that this Section 4.3(b) shall not apply to NCA to the extent it pursues, attempts to pursue or consummates such an investment opportunity that has transferred to NCA pursuant to the last sentence of Section 4.2.

Section 4.4   No Hire Except with the prior written consent of NCA, which it may grant or without in its sole discretion, prior to the third anniversary of the execution of this Agreement:

(a)   Searcher shall not directly or indirectly offer his/her/its services as employee, consultant or otherwise to any Investor at any time; and

(b)   each Investor shall not directly or indirectly solicit for hire or hire Searcher, whether as an employee, consultant or otherwise.

ARTICLE 5
CAPITAL ACCOUNTS AND CAPITAL CONTRIBUTIONS

Section 5.1   Capital Accounts A separate capital account (a "Capital Account") shall be maintained for each Member in accordance with Section 1.704-1(b)(2)(iv) of the U.S. Treasury Regulations (the "Regulations"), and this Section 5.1 shall be interpreted and applied in a manner consistent with said Section of the Regulations. The LLC may adjust the Capital Accounts of its Members to reflect revaluations of the LLC property whenever the adjustment would be permitted under Regulations Section 1.704-1(b)(2)(iv)(f). In the event that the Capital Accounts of the Members are so adjusted, (i) the Capital Accounts of the Members shall be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain or loss, as computed for book purposes, with respect to such property and (ii) the Members' distributive shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to such property shall be determined so as to take account of the variation between the adjusted tax basis and book value of such property in the same manner as under Section 704(c) of the Code. In the event that Code Section 704(c) applies to LLC property, the Capital Accounts of the Members shall be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain and loss, as computed for book purposes, with respect to such property. The Capital Accounts shall be maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any distributions to any Members in liquidation or otherwise. The amount of all distributions to Members shall be determined pursuant to Article 6.



Section 5.2 <u>Capital Contributions by Members</u>Each Member holding Units has invested the amount set forth opposite the name of such Member on <u>Schedule 1</u> hereto (such aggregate amounts, the "<u>Search Capital</u>"). For all purposes of this Agreement, each such Member that is an Investor shall be deemed to have made the contributions to the capital of the LLC as specified opposite his, her or its name on <u>Schedule 1</u>, which amount represents 150% of each such Member's Investment Amount (the Member's "<u>Capital Contribution</u>"). In connection with any Acquisition (as defined in <u>Section 9.7(a)</u>), each Member hereby agrees and acknowledges that each such Member's Capital Contribution shall entitle such Member to a number of units (or pro-rata combination of units, if applicable) with a value equal to such Member's Capital Contribution. No Member shall be entitled or required to make any contribution to the capital of the LLC. In the event of additional Capital Contributions, <u>Schedule 1</u> shall be amended to reflect such additional Capital Contributions. No Member shall be entitled to any interest or compensation with respect to such Member's Capital Contribution or any services rendered on behalf of the LLC except as specifically provided in this Agreement or approved by the Board. No Member shall have any liability for the repayment of the Capital Contribution of any other Member and each Member shall look only to the assets to the LLC for return of its Capital Contribution.

ARTICLE 6
DISTRIBUTIONS AND ALLOCATIONS

Section 6.1 <u>Distributions</u>.

(a) <u>Generally</u>. Except as otherwise limited by the Act, all amounts which are determined by the Board to be available for distribution shall be distributed to the Members in proportion to their respective number of Units.

(b) <u>Tax Distributions</u>. Subject to determination by the Board in its sole discretion that the LLC has available funds, within 90 days following the end of each calendar year (or such shorter period as is determined at any time by the Board in its sole discretion), the LLC shall distribute to each Member an amount (a "<u>Tax Distribution</u>") equal to the Member's Tax Liability (as defined below) in respect of such class of Units since the last date on which a Tax Distribution was made. A Member's "<u>Tax Liability</u>" shall be equal to the product of (x) the Tax Rate (as defined below) and (y) the Member's distributive share of the LLC's net taxable income, if any, for the period since the last period for which a Tax Distribution was made; provided, that items of income, gain, loss and deduction attributable to the sale or exchange of all or substantially all of the assets of the LLC shall be excluded from such calculation. The "<u>Tax Rate</u>" shall mean, for any period, an assumed rate equal to the highest effective combined federal, state and local tax rate that is applicable, which shall take into account available deductions and may be equitably adjusted in the discretion of the Board to account for periods during which the Tax Rate changes. Any Tax Distributions received by a Member in respect of such Member's Preferred Units shall be considered advances of amounts otherwise distributable to such Member pursuant to <u>Section 6.1(a)</u>.

Section 6.2 <u>Distribution Upon Liquidation Events</u>Upon any liquidation, dissolution or winding up, voluntary or involuntary, of the LLC, a consolidation or merger of the LLC with another entity, any transaction pursuant to or as a result of which a single party (or group of affiliated parties) acquires or holds capital stock of the LLC representing a majority of the outstanding voting power of the LLC, or a sale, license, lease or transfer of all or substantially all of the LLC's assets (each such event, a "<u>Liquidation Event</u>"), amounts available upon such Liquidation Event, after payment of, or adequate provision for, the debts and obligations of the LLC, including the expenses of its liquidation and dissolution, the payment of any liabilities to its Officers or Members, if any, other than liabilities to Members for distributions shall be distributed and applied in the following priorities: (a) First, to fund reserves to the extent deemed appropriate by the Board for contingent, conditional, unmatured or other liabilities of the LLC not otherwise paid or provided for, provided that, upon the expiration of such period of time as the Board shall deem advisable, the balance of such reserves remaining after payment of such liabilities shall be distributed in the manner hereinafter set forth; and (b) thereafter, as provided in Section 6.1(a).

Section 6.3   Withholding.

(a)   The LLC is authorized to withhold from distributions to a Member, and to pay over to a U.S. federal, state or local government, any amounts required to be withheld pursuant to the Code or any provisions of any other U.S. federal, state or local law (a "Withholding Payment"). Any Withholding Payment will be treated as having been distributed to such Member pursuant to this Article 6 for all purposes of this Agreement, and will be offset against the amounts otherwise distributable to such Member. Each Member shall reimburse the LLC for any liability it may incur for the failure to properly withhold taxes in respect of such Member. Each Member hereby agrees that none of the LLC, the Tax Representative or the Board shall be liable for any excess taxes withheld in respect of a Member's interest in the LLC and that, in the event of over-withholding, a Member's sole recourse shall be to apply for a refund from the applicable governmental authority. Any refund of taxes previously withheld by a third-party shall be apportioned among the Members in a manner reasonably determined by the Board to offset the prior operation of Section 6.3(a) in respect of such withheld taxes. In addition, if the LLC is obligated to pay any taxes (including penalties, interest and any addition to tax) to any governmental authority that are attributable to a Member's transfer of an interest in the LLC, including, without limitation, on account of Sections 864 or 1446 of the Code, then (x) both such former Member and such former Member's transferee(s) shall indemnify the LLC in full for the entire amount paid or payable, (y) the Board may offset future distributions to which such Member's transferee(s) is otherwise entitled under this Agreement against such Person's obligation to indemnify the LLC under this Section 6.3(a) and (z) such amounts shall be treated as a Withholding Payment pursuant to this Section 6.3(a) with respect to both such former Member and such former Member's transferee(s), as applicable.

(b)   If it is anticipated that, at the due date of a Withholding Payment, the LLC's withholding obligation, the Member's share of cash distributions or other amounts due is less than the amount of the withholding obligation, the Member with respect to which the withholding obligation applies shall pay to the LLC the amount of such shortfall within 30 days after notice by the LLC. If a Member fails to make the required payment when due hereunder, and the LLC nevertheless pays the withholding, in addition to the LLC's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the LLC to such Member bearing interest at a rate of 10.0% per annum, and the LLC shall apply all distributions or payments that would otherwise be made to such Member toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

(c)   Any "imputed underpayment" within the meaning of Code Section 6225 or a similar provision of state or local law paid (or payable) by the LLC as a result of an adjustment with respect to any LLC item, including any interest or penalties with respect to any such adjustment and any cost or expenses incurred in connection thereto (collectively, an "Imputed Underpayment Amount"), shall be treated as if it were paid by the LLC as a Withholding Payment with respect to the appropriate Members. The Board shall reasonably determine the portion of an Imputed Underpayment Amount attributable to each Member or former Member. The portion of the Imputed Underpayment Amount that the Board attributes to a Member shall be treated as a Withholding Payment with respect to such Member. The portion of the Imputed Underpayment Amount that the Board attributes to a former Member of the LLC shall be treated as a Withholding Payment with respect to such former Member's transferee(s) or assignee(s), as applicable. Imputed Underpayment Amounts treated as Withholding Payments also shall include any imputed underpayment within the meaning of Code Section 6225 or a similar provision of state or local law paid (or payable) by any entity treated as a partnership for U.S. federal income tax purposes in which the LLC holds (or has held) a direct or indirect interest other than through entities treated as corporations for U.S. federal income tax purposes to the extent that the LLC bears the economic burden of such amounts, whether by law or agreement.

(d)   Each Member agrees to indemnify and hold harmless the LLC and the Board from and against any and all liability with respect to Withholding Payments required on behalf of, or with respect to, such Member. A Member's obligation to so indemnify shall survive the liquidation and dissolution of the LLC and/or unless otherwise agreed by the LLC, the Member's withdrawal from the LLC or assignment of its interests and the LLC may pursue and enforce all rights and remedies it may have against each such Member under this Section 6.3.

Section 6.4   Allocations. All items of LLC income, gain, loss and deduction as determined for book purposes shall be allocated among the Members and credited or debited to their respective Capital Accounts in accordance with Regulations Section 1.704-1(b)(2)(iv), so as to ensure to the maximum extent possible (i) that such allocations satisfy the economic effect equivalence test of Regulations Section 1.704-1(b)(2)(ii)(i) (as provided hereinafter) and (ii) that all allocations of items that cannot have economic effect (including credits and nonrecourse deductions) are allocated to the Members in accordance with the Members' interests in the LLC, which, unless otherwise required by Code Section 704(b) and the Regulations promulgated thereunder, shall be allocated in proportion to the Preferred Units held by the Members. To the extent possible, items that can have economic effect shall be allocated in such a manner that the balance of each Member's Capital Account at the end of any taxable year (increased by the sum of (a) such Member's share of partnership minimum gain as defined in Regulations Section 1.704-2(g)(1) and (b) such Member's share of partner nonrecourse debt minimum gain as defined in Regulations Section 1.704-2(i)(5)) would be positive to the extent of the amount of cash that such Member would receive (or would be negative to the extent of the amount of cash that such Member would be required to contribute to the LLC) if the LLC sold all of its property for an amount of cash equal to the book value (as determined pursuant to Regulations Section 1.704-1(b)(2)(iv)) of such property (reduced, but not below zero, by the amount of nonrecourse debt to which such property is subject) and all of the cash of the LLC remaining after payment of all liabilities (other than nonrecourse liabilities) of the LLC were distributed in liquidation immediately following the end of such taxable year in accordance with Section 6.2.

Section 6.5   Tax Matters.

(a)   A Member (or other person that satisfies the requirements of Code Section 6223) designated by the Board shall serve as the "partnership representative" of the LLC (the "Tax Representative") for purposes of Code Section 6223 and similar provisions of state and local law. The Tax Representative shall be NCA NA, to the extent it is eligible. The Tax Representative shall be entitled to be reimbursed for all reasonable out-of-pocket expenses properly incurred in his, her or its capacity as Tax Representative.

(b)   Each Member hereby agrees (i) to take such actions as may be required to effect the Board's designation of a particular Member (or person) as the Tax Representative, (ii) to cooperate to provide any information reasonably requested by the Tax Representative in order to determine whether any Imputed Underpayment Amount may be modified in a manner consistent with the requirements of Code Section 6225(c) or a similar provision of state or local law; and (iii) to, upon the request of the Tax Representative, file an amended U.S. federal income tax return for the taxable year which includes the end of the taxable year to which the Imputed Underpayment Amount relates and to pay any tax due in connection with such tax return in accordance with Code Section 6225(c)(2) or a similar provision of state or local law. A Member's obligation to comply with this Section shall survive the transfer, assignment or liquidation of such Member's interest in the LLC.

(c)   The Tax Representative shall have the right and authority to make tax elections and prepare and file returns regarding any federal, state or local tax obligations of the LLC with power to manage and represent the LLC in any administrative proceeding of the IRS. The Tax Representative shall provide the Members with a copy of all correspondence with respect to, and shall keep the other Members reasonably informed of, any audit, administrative or judicial proceedings involving the potential adjustment at the LLC



level of any item required to be taken into account by the Members for purposes of U.S. federal, state and local income taxation.

(d)   The LLC shall use commercially reasonable efforts to distribute annual tax reporting forms to its members no later than 90 days following the end of each Fiscal Year.

ARTICLE 7
TRANSFERS OF INTERESTS

Section 7.1   <u>General Restrictions on Transfer</u>. No Member may Transfer all or any part of its Units without the prior written consent of the Board. "<u>Transfer</u>" means any direct or indirect transfer, donation, sale, assignment, pledge, hypothecation, grant of a security interest in or other disposal or attempted disposal of all or any portion of a security, any interest or rights in a security, or any rights under this Agreement. "<u>Transferred</u>" means the accomplishment of a Transfer, and "<u>Transferee</u>" means the recipient of a Transfer.

Section 7.2   <u>Permitted Transfers</u>. Notwithstanding the provisions of <u>Section 7.1</u>, a Member may Transfer all or a portion of such Member's Units, without the prior written consent of the Board provided that (i) the Transferee agrees in writing to be bound by the terms of this Agreement, (ii) such Transfer would not cause the LLC to be subject to taxation at the entity level for U.S. federal income tax purposes, and (iii) with regard only to Transfers pursuant to subsection (a) or (b) or (c) below, the Transferee executes a proxy in favor of the transferor giving the transferor full right, power and authority to vote and otherwise control the shares being transferred, to any of the following persons (each such person, a "<u>Permitted Transferee</u>"): (a) with respect to a Member that is a natural person, during the lifetime of such Member, a trust or other Person established for the primary benefit of that Member, or such Member's immediate family, and controlled by such Member; or (b) with respect to a Member that is not a natural person, another entity that is a controlled affiliate of such Member; or (c) with respect to NCA, NCA Europe LP, Halbar Partners LLC or other network funds to transfer to anyone or any entity.

Effect of Transfer. If the Transferee is admitted as a Member or is already a Member, the Member Transferring its interest shall be relieved of liability with respect to the transferred interest arising or accruing under this Agreement on or after the effective date of the Transfer, unless the transferor affirmatively assumes such liability; provided, however, that the transferor shall not be relieved of any liability for prior distributions and unpaid Capital Commitment unless the Transferee affirmatively assumes such liabilities.

(a)   Any person who acquires in any manner an interest or any part thereof in the LLC, whether or not such person has accepted and assumed in writing the terms and provisions of this Agreement or been admitted as a Member, shall be deemed by the acquisition of such interests to have agreed to be subject to and bound by all of the provisions of this Agreement with respect to such interest.

(b)   The LLC, its Officers and Members shall be entitled to treat the record owner of an interest in the LLC as the absolute owner thereof in all respects, and shall incur no liability for distributions of cash or other property made in good faith to such owner until such time as a written assignment of such interest has been received and accepted by the Board and recorded on the books of the LLC.

(c)   Any Transfer in violation of any provisions of this Agreement shall be null and void and ineffective to Transfer any interest in the LLC and shall not be binding upon or be recognized by the LLC, and any such Transferee shall not be treated as or deemed to be a Member for any purpose.



Section 7.3 <u>Tax Forms/Withholding</u>. Prior to the Transfer of any Units, the Members shall comply with the following:

(a)   if the Member who proposes to transfer any Units (or if such Member is a disregarded entity for U.S. federal income tax purposes, the first direct or indirect beneficial owner of such Member that is not a disregarded entity (the "<u>Member's Owner</u>")) is a "United States person" as defined in Section 7701(a)(30) of the Code, then such Member (or Member's Owner, if applicable) shall complete and provide to both of the transferee and the LLC, a duly executed affidavit in the form provided to such transferring Member by the LLC, certifying, under penalty of perjury, that the transferring Member (or Member's Owner, if applicable) is not a foreign person, nonresident alien, foreign corporation, foreign partnership, foreign trust, or foreign estate (as such terms are defined under the Code and applicable United States Treasury Regulations) and the transferring Member's (or Member's Owner's, if applicable) United States taxpayer identification number; or

(b)   if the Member who proposes to transfer any Units (or if such Member is a disregarded entity for U.S. federal income tax purposes, the Member's Owner) is not "United States person" as defined in Section 7701(a)(30) of the Code, then such transferor and transferee shall jointly provide to the LLC written proof reasonably satisfactory to the Board that any applicable withholding tax that may be imposed on such transfer (including pursuant to Sections 864 and 1446 of the Code) and any related tax returns or forms that are required to be filed, have been, or will be, timely paid and filed, as applicable.

ARTICLE 8
DISSOLUTION, LIQUIDATION AND TERMINATION

Section 8.1 <u>Dissolution</u>.The LLC shall dissolve and its affairs shall be wound up upon the first to occur of the following: (a) the approval of the Board and written consent of a Holder Majority; (b) the entry of a decree of judicial dissolution under Section 18-802 of the Act; or (c) the consolidation or merger of the LLC in which it is not the resulting or surviving entity.

Section 8.2 <u>Liquidation</u>. Upon dissolution of the LLC, the Board shall promptly notify the Members of the dissolution of the LLC and act as its liquidating trustee or the Board may appoint one or more persons (who may or may not be Members) as liquidating trustee. The liquidating trustee shall proceed diligently to liquidate the LLC, to wind up its affairs and to make final distributions as provided in Section 6.2 and in the Act. The costs of dissolution and liquidation shall be an expense of the LLC. Until final distribution, the liquidating trustee may continue to operate the business and properties of the LLC with all of the power and authority of the Officers. As promptly as possible after dissolution and again after final liquidation, the liquidating trustee shall cause an accounting to be made by a firm of independent public accountants of the LLC's assets, liabilities, operations and liquidating distributions to be given to the Members.

ARTICLE 9
GENERAL PROVISIONS

Section 9.1 <u>Notices</u>. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents required or permitted to be given under this Agreement must, unless otherwise consented to in writing, be in writing and shall be deemed to have been given (i) 3 days after the date mailed by registered or certified mail, addressed to the recipient, with return receipt requested, (ii) upon delivery to the recipient in person or by courier, (iii) upon receipt of a facsimile transmission by the recipient, or (iv) upon receipt of electronic mail by the recipient. Such notices, requests and consents shall be given (x) to Members at their numbers or addresses on Schedule A, or such other numbers or address as a Member may specify by notice to all of the other Members, and (y) to the LLC at the address of the principal office of the LLC.



Section 9.2 <u>Entire Agreement; Amendment or Modification</u>. This Agreement constitutes the entire agreement of the Members, the Directors, and the Searcher relating to the LLC and supersedes all prior contracts or agreements with respect to the LLC, whether oral or written. Except as otherwise specifically provided herein, this Agreement may be amended or modified from time to time only by a written instrument signed by the Board and a Holder Majority; provided that, no amendment may amend any of the rights, preferences or priorities of the Preferred Units without the prior written consent of a Holder Majority. Notwithstanding the foregoing or any other provision in this Agreement to the contrary, the provisions set forth in the applicable Memorandum of Understanding previously entered into as between NCA and the Searcher shall apply as to the forfeiture by the Searcher of any deposit paid to NCA and the payment of Liquidated Damages by the Searcher, as the case may be, in the event of material breach by the Searcher including without limitation abandonment of the search process as contemplated therein and in Section 4.3(a) or departure, whether voluntary or involuntary, from NCA's Entrepreneurship Through Acquisition program.

Section 9.3 <u>Binding Effect; Governing Law and Severability</u>. Subject to the restrictions on Transfers set forth in this Agreement, this Agreement is binding on and inures to the benefit of the parties and their respective heirs, legal representatives, successors and assigns. This Agreement is governed by and shall be construed in accordance with the law of the State of Delaware, exclusive of its conflict-of-laws principles. In the event of a conflict between the provisions of this Agreement and any provision of the Certificate or the Act, the applicable provision of this Agreement shall control, to the extent permitted by law. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision shall be enforced to the fullest extent permitted by law.

Section 9.4 <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 9.5 <u>Third Party Beneficiaries</u>. The provisions of this Agreement are not intended to be for the benefit of any creditor or other person to whom any debts or obligations are owed by, or who may have any claim against, the LLC or any of its Members, Directors or Officers, except for Members, Directors or Officers in their capacities as such. Notwithstanding any contrary provision of this Agreement, no such creditor or person shall obtain any rights under this Agreement or shall, by reason of this Agreement, be permitted to make any claim against the LLC or any Member, Director or Officer.

Section 9.6 <u>Effecting an Acquisition</u>. Each of the parties hereto agrees that in the event that the LLC identifies an opportunity for an Acquisition, if a Member does not invest any amount of the equity financing required to consummate the Acquisition (the "Acquisition Financing"), then such Member's Preferred Units shall be redeemed for cash at 150% of their Investment Amount (i.e., with the step up).

Section 9.7 <u>**Preemptive Rights.**</u>

(a) <u>Right to Participate in Certain Sales of Additional Securities</u>. The LLC agrees that it will not sell or issue or agree to sell or issue: (A) any Units (which for purposes of this Section 9.7 shall include any economic or other interest in the LLC and any equity interests in the LLC or any affiliated entity for purposes of effecting an acquisition as contemplated by Section 1.4), (B) securities convertible into or exercisable or exchangeable for Units, (C) options, warrants or rights carrying any rights to purchase Units or (D) debt securities, notes or other indebtedness that are or may become convertible into, exchangeable into or exercisable for Units, unless the LLC first submits a written notice to each Member holding Preferred Units



(each an "Eligible Member") identifying the terms of the proposed sale (including price, number or aggregate principal amount of securities and all other material terms), and offers to each Eligible Member the opportunity to purchase its Pro Rata Allotment (as hereinafter defined) of the securities (subject to increase for over-allotment if some Eligible Members do not fully exercise their rights) on terms and conditions, including price, not less favorable than those on which the LLC proposes to sell such securities to a third party or parties (a "Pre-Emptive Right Notice"); provided, however, that for purposes of this Section 9.7, the following securities are excluded: (i) securities issued to the Members pursuant to the right set forth in Section 2 of the Subscription Agreements, (ii) securities issued to sellers in consideration for the Acquisition (e.g., seller rollovers), and (iii) the Searcher Unit and/or any membership interests (or options to purchase any of the foregoing) issued to the manager or other management of the LLC. The LLC's offer pursuant to this Section 9.7 shall remain open and irrevocable for a period of 15 days following receipt by the Eligible Member of such written notice.

(b)   Eligible Member Acceptance. Each of the Eligible Members shall have the right to purchase its Pro Rata Allotment by giving written notice of such intent to participate (the "Pre-emptive Right Acceptance Notice") to the LLC within 15 days after receipt by such Eligible Member of the Pre-Emptive Right Notice (the "Pre-Emptive Right Acceptance Election Period"). Each Pre-Emptive Right Acceptance Notice shall indicate the maximum number or amount, as applicable, of securities subject thereto which the Eligible Member wishes to buy, including the number or amount, as applicable, of securities it would buy if one or more other Eligible Members do not elect to participate in the sale on the terms and conditions stated in the Pre-Emptive Right Notice.

(c)   Calculation of Pro Rata Allotment. Each Eligible Member's "Pro Rata Allotment" of such securities shall be based on the ratio which the number of Preferred Units owned by such Eligible Member bears to all of the issued and outstanding Preferred Units held by all Eligible Members as of the date of such written offer. If one or more Eligible Members do not elect to purchase their respective Pro Rata Allotment in full, each of the electing Eligible Members may purchase such shares of such Eligible Members' allotments taking into account the maximum amount each is wishing to purchase on a pro rata basis, based upon the relative holdings of Preferred Units of each of the electing Eligible Members in the case of over-subscription. Thereafter, any remaining available securities not fully subscribed by electing Eligible Members may be allocated for purchase as NCA may designate.

(d)   Sale to Third Party and Assignment. Any securities so offered that are not purchased by the Eligible Members pursuant to the offer set forth in Section 9.7(a), may be sold by the LLC, but only on terms and conditions not more favorable to the purchaser than those set forth in the notice to Eligible Members, at any time after 5 days but within 60 days following the termination of the above referenced 15 day period, but may not be sold to any other person or party or on terms and conditions, including price, that are more favorable to the purchaser than those set forth in such offer or after such 60 day period without renewed compliance with this Section 9.7. Subject to Article 9, each Eligible Member shall have the right to assign its rights under this Section 9.7 to any Permitted Transferee of such Eligible Member's Units and shall further have the right to assign and transfer such Eligible Member's right to accept any particular offer under Section 9.7 hereof to any affiliates of such Eligible Member, and any such Transferee shall be deemed within the definition of a "Member" for purposes of this Section 9.7.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]



IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

MEMBER / SEARCHER / DIRECTOR:

Adam Salmen

DocuSigned by:

By: ________________________________

9391CCA815A54B5...

Signatory Name: Adam Salmen

Signatory Title: NCA Searcher

[Signature Page to A&R Limited Liability Company Agreement]



IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

MEMBER/DIRECTOR:

NCA (NORTH AMERICA) INC.

By: *Christian Malek*
— DocuSigned by:
— 6C84A12651664D4...

Signatory Name: Christian Malek

Signatory Title: Managing Director

[Signature Page to A&R Limited Liability Company Agreement]

SCHEDULE 1

Name and Address of Member	Investment Amount	Capital Contribution	Preferred Units	Searcher Units
Adam Salmen	$44,063	$66,094.50	0	1
Novastone Capital Advisors, GmbH	$242,319.00	$363,478.50	5.5	0
ETA Europe AG	$88,106	$132,159.00	2	0
Segregated Portfolio 1, a segregated portfolio of Altis Global Search Fund Opportunity SPV (AGSFO-SP1)	$44,063	$66,094.50	1	0
Treesixty LLC	$44,063	$66,094.50	1	0
Monks RIC SF Capital, LLC c/o Monks O'Niel Development	$22,031	$33,046.50	.5	0
TACAL Investment, LLC	$44,063	$66,094.50	1	0
Larry Salmen	$44,063	$66,094.50	1	0

ENOWE C&I	$44,063	$66,094.50	1	0
Total	$616,794	$925,191	13	1



EXHIBIT A-1

NCA NA Services to the LLC

NCA shall generally assist the LLC and the Searcher in the search for a Target Company. Such support shall include without limitation the provision of the following services:

-        Access to NCA's databases, if available

-        Access to a network of professionals and advisors, as relevant

-        Access to NCA's pool of analysts and interns

-        Advice and guidance during the screening period for a Target Company

-        Advice and guidance during due diligence, negotiation, fundraising and closing of a potential Target Company

During the Search Phase, NCA will meet with the Searcher every 2 weeks. At such meeting, the Searcher will provide a written report to NCA, which will be discussed at the meeting. The meetings may be held in person, via video or telephone.

Upon acquisition, NCA shall assist, advise and guide the LLC and the Searcher in the holding period (typically five years after Acquisition) and exit strategy of the Target Company. The remuneration of USD$2,500 per month for the services to be rendered by NCA to the LLC are an integral part of the new investment and will be incorporated in an amended and restated limited liability company agreement of the LLC or other governing documents of the LLC and Target Company upon acquisition.



EXHIBIT A-2

Searcher Services to the LLC

Searcher shall perform such duties for the LLC as are customary for a U.S. search fund operator including:

(a)   Using Searcher's best efforts to identify investment opportunities, negotiate purchase terms and agreements, conduct due diligence and close an Acquisition;

(b)   Devoting 100% of Searcher's business time and effort to the performance of the duties, services and responsibilities hereunder;

(c)   Not engaging in any other activity which would reasonably be expected to interfere with the performance of the duties, services and responsibilities hereunder;

(d)   Becoming the CEO of the Target Company upon the Acquisition; and

(e)   Not directly or indirectly offering Searcher's services as employee, consultant or otherwise to the Investors at any time in the thirty-six (36) month period from the signature of this Agreement without NCA NA's consent on behalf of the LLC.



EXHIBIT B

Carried Interest and Incentive Equity Pool

The Members intend that, upon the Acquisition of a Target Company, this Agreement shall be amended and restated to include, among other things, a compensation structure for the Searcher, NCA and key employees of the Target Company and/or the LLC, which will be substantially as follows:

Carried interest of the Searcher: The Searcher will receive a "carried interest" in the LLC providing for up to 20% of the net profits, in return for acquiring the Target Company, operating the Target Company after the Acquisition and exiting the Acquisition. The Searcher's carried interest will vest in three parts of 6.67% each: 1/3 vest at closing of the Acquisition; another 1/3 will vest based on management service, and will vest evenly over a period of 48 months (subject to acceleration as described further below); and the final 1/3 will vest upon exit subject to obtaining an internal rate of return ("IRR") for Investors at exit, net of any carried interest provided for in this Exhibit B, according to the IRR achieved in a straight line from 20% up to 35%. The carried interest of the Searcher shall fully vest on change of control provided that the Searcher is continuously employed by the Target Company following the Acquisition through the Exit.

Carried interest of NCA: NCA will receive a "carried interest" in the LLC providing for up to 10% of the net profits, in return for the management and advisory services provided throughout the Search Phase, the completion of the Acquisition, the management of the Target Company and exit. NCA's carried interest will vest in three parts of 3.33% each: 1/3 will vest at closing of the Acquisition; another 1/3 will vest based on management service, and will vest evenly over a period of 48 months (subject to acceleration as described further below); and the final 1/3 will vest upon exit subject to obtaining an IRR for Investors at exit, net of any carried interest provided for in this Exhibit B, according to the IRR achieved in a straight line from 20% up to 35%. The carried interest of NCA shall fully vest on change of control.

For further clarity:

- The final one third of the Searcher's and NCA's carried interest presented above shall vest subject to the IRR obtained by Investors at exit, net of any carried interest provided for in this Exhibit B. If the Investors' IRR is lower than 20%, then 0% of this final 1/3 vests. If the Investors' IRR is higher than 35%, then 100% of this final 1/3 vests, and for Investors' IRRs between 20% and 35%, a pro-rata portion shall vest (e.g., if IRR is 30%, then 66% of the final 1/3 of the carried interests shall vest).

Key Employee Incentive Equity Pool: Notwithstanding the above, upon Acquisition and subject to the consent of the Board and a Holder Majority, an equity pool of up to 5% shall be reserved to be distributed among key personnel belonging to the Target Company based on the fulfillment of certain objectives on top of any Carried interest of the Searcher and/or NCA. For avoidance of doubt, the equity pool of this Exhibit shall not depend, nor be linked to the carried interest of the Searcher and/or NCA.



EXHIBIT C

Private Placement Memorandum